Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income (loss) before income taxes	$(90)	$31	$(1)	$(31)	$75
Less: capitalized interest	(48)	(43)	(27)	(16)	(9)
Add:
Fixed charges	$354	342	273	179	113
Amortization of capitalized interest	2	1	1	1	1

Adjusted earnings	$218	$331	$246	$133	$180

Fixed charges:
Interest expense	$228	$230	$178	$111	$52
Amortization of debt costs	14	5	5	3	1
Rent expense representative of interest	112	107	90	65	60

Total fixed charges	$354	$342	$273	$179	$113

Ratio of earnings to fixed charges (1)	—	—	—	—	1.59

(1)	Earnings were inadequate to cover fixed charges by $136 million, $11 million, $27 million and $46 million for the years ended December 31, 2008, 2007, 2006 and 2005, respectively.